Exhibit 21.1
Subsidiaries of AppLovin Corporation

Name of Subsidiary	Jurisdiction of Organization
Adjust GmbH	Germany
AppLovin Active Holdings, LLC	United States
AppLovin Cyprus Limited	Cyprus
Clipwire Games Inc.	Canada
Lion Studios, LLC	United States
Machine Zone, Inc.	United States
Magic Tavern, Inc.	United States
Morocco, Inc.	United States
PeopleFun, Inc.	United States
WURL, LLC	United States
ZenLife Games Limited	Cyprus
ZenLife Games Pte. Ltd.	Singapore